UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                 ATS Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, par value $.0001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    00211E104
                                    ---------
                                 (CUSIP Number)

                                January 16, 2007
                                ----------------
                      (Date of Event which Requires Filing
                               of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [X] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)



  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------                           --------------------
CUSIP No. 00211E104                        13G              Page 2 of 11 Pages
---------------------------------                           --------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           CRT Capital Holdings LLC
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [ ]
                                                                (b) [X]
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------- ----- ----------------------------------------------------
                         5  SOLE VOTING POWER

                            0
                      ----- ----------------------------------------------------
                         6  SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED          3,581,037 (see Item 4)
BY EACH REPORTING     ----- ----------------------------------------------------
PERSON WITH              7  SOLE DISPOSITIVE POWER

                            0
                      ----- ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            3,581,037 (see Item 4)
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,581,037 (see Item 4)
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           [ ]
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           17.9% (see Item 4)
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           HC
---------- ---------------------------------------------------------------------

                       *SEE INSTRUCTION BEFORE FILLING OUT

---------------------------------                           --------------------
CUSIP No. 00211E104                        13G              Page 3 of 11 Pages
---------------------------------                           --------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           CRT Capital Group LLC
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [ ]
                                                                (b) [X]
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Connecticut
--------------------- ----- ----------------------------------------------------
                         5  SOLE VOTING POWER

                            0
                      ----- ----------------------------------------------------
                         6  SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED          2,113,037 (see Item 4)
BY EACH REPORTING     ----- ----------------------------------------------------
PERSON WITH              7  SOLE DISPOSITIVE POWER

                            0
                      ----- ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            2,113,037 (see Item 4)
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,113,037 (see Item 4)
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           [ ]
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           10.9% (see Item 4)
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           BD
---------- ---------------------------------------------------------------------

                       *SEE INSTRUCTION BEFORE FILLING OUT

---------------------------------                           --------------------
CUSIP No. 00211E104                        13G              Page 4 of 11 Pages
---------------------------------                           --------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Harbor Drive Asset Management LLC
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [ ]
                                                                (b) [X]
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Illinois
--------------------- ----- ----------------------------------------------------
                         5  SOLE VOTING POWER

                            0
                      ----- ----------------------------------------------------
                         6  SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED          1,468,000 (see Item 4)
BY EACH REPORTING     ----- ----------------------------------------------------
PERSON WITH              7  SOLE DISPOSITIVE POWER

                            0
                      ----- ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            1,468,000 (see Item 4)
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,468,000 (see Item 4)
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           [ ]
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           7.6% (see Item 4)
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IA
---------- ---------------------------------------------------------------------

                       *SEE INSTRUCTION BEFORE FILLING OUT

Item 1(a)           Name of Issuer:
                    --------------

                    ATS Corporation

Item 1(b)           Address of Issuer's Principal Executive Offices:
                    -----------------------------------------------

                    7915 Jones Branch Drive
                    McLean, Virginia 22102

Items 2(a)          Name of Person Filing:
                    ---------------------

                    This statement is filed by: (i) CRT Capital Holdings LLC, ("CRT Capital Holdings") with respect to shares of common stock ("Common Stock"), warrants to purchase shares of common stock ("Warrants"), and units, each of which consist of one Share and two Warrants, ("Units", together with Common Stock and Warrants, "Shares") of the Issuer beneficially owned by CRT Capital Group LLC ("CRT Capital Group"), and Harbor Drive Asset Management LLC ("Harbor Drive Management"); (ii) CRT Capital Group with respect to Common Stock, Warrants, and Units beneficially owned by it; and (iii) Harbor Drive Management with respect to Warrants beneficially owned by it (and which are owned of record by Harbor Drive Special Situations Master Fund, Ltd. ("Harbor Drive Master Fund")).

                    CRT Capital Holdings, CRT Capital Group, and Harbor Drive Management have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this
                    Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

Item 2(b)           Address of Principal Business Office:
                    ------------------------------------

                    The address of the principal business office of CRT Capital Holdings, CRT Capital Group, and Harbor Drive Management is 262 Harbor Drive, Stamford CT 06902.

Item 2(c)           Citizenship:
                    -----------

                    CRT Capital Holdings is a Delaware limited liability company. CRT Capital Group is a Connecticut limited liability company. Harbor Drive Management is an Illinois limited liability company.

Item 2(d)           Title of Class of Securities:
                    ----------------------------

                    Common Stock, par value $.001

Item 2(e)           CUSIP Number:
                    ------------

                    313833204

Item 3              If this statement is filed pursuant to ss.ss.240.13d-1(b) or
                    ------------------------------------------------------------
                    240.13d-2(b) or (c), check whether the person filing is a:
                    ------------------------------------------------------------

                    Not Applicable

Item 4              Ownership:
                    ---------

                    As of the close of business on January 16, 2007, with percentages based upon the shares of Common Stock issued and outstanding as of October 24, 2006 as reported on the Issuer's quarterly report on Form 10-Q/A for the quarterly period ended September 31, 2006:

                    1. CRT Capital Holdings LLC
                    (a)    Amount beneficially owned: -3,304,238-
                    (b)    Percent of class: 12.2%
                    (c)(i) Sole power to vote or direct the vote: -0-
                    (ii)   Shared power to vote or direct the vote: -3,304,238-
                    (iii)  Sole power to dispose or direct the disposition: -0-
                    (iv)   Shared power to dispose or direct the disposition:
                           -3,304,238-

                    2. CRT Capital Group LLC
                    (a)    Amount beneficially owned: -3,144,238-
                    (b)    Percent of class: 11.6%
                    (c)(i) Sole power to vote or direct the vote: -0-
                    (ii)   Shared power to vote or direct the vote: -3,144,238-
                    (iii)  Sole power to dispose or direct the disposition: -0-
                    (iv)   Shared power to dispose or direct the disposition:
                           -3,144,238-

                    3. Harbor Drive Asset Management LLC
                    (a)    Amount beneficially owned: -160,000-
                    (b)    Percent of class: 0.6%
                    (c)(i) Sole power to vote or direct the vote: -0-
                    (ii)   Shared power to vote or direct the vote: -160,000-
                    (iii)  Sole power to dispose or direct the disposition: -0-
                    (iv)   Shared power to dispose or direct the disposition:
                           -160,000-

                    CRT Capital Group beneficially owned 2,256,424 shares of Common Stock, 555,372 Warrants, and 110,814 Units.

                    Harbor Drive Management beneficially owned 160,000 Warrants.

                    As of the close of business on March 29, 2007, with percentages based upon the shares of Common Stock issued and outstanding as of March 20, 2007 as reported on the Issuer's annual report on Form 10-K for the annual period ended December 31, 2006:

                    1. CRT Capital Holdings LLC
                    (a)    Amount beneficially owned: -3,581,037-
                    (b)    Percent of class: 17.9%
                    (c)(i) Sole power to vote or direct the vote: -0-
                    (ii)   Shared power to vote or direct the vote: -3,581,037-
                    (iii)  Sole power to dispose or direct the disposition: -0-
                    (iv)   Shared power to dispose or direct the disposition:
                           -3,581,037-

                    2. CRT Capital Group LLC
                    (a)    Amount beneficially owned: -2,113,037-
                    (b)    Percent of class: 10.9%
                    (c)(i) Sole power to vote or direct the vote: -0-
                    (ii)   Shared power to vote or direct the vote: -2,113,037-
                    (iii)  Sole power to dispose or direct the disposition: -0-
                    (iv)   Shared power to dispose or direct the disposition:
                           -2,113,037-

                    3. Harbor Drive Asset Management LLC
                    (a)    Amount beneficially owned: -1,468,000-
                    (b)    Percent of class: 7.6%
                    (c)(i) Sole power to vote or direct the vote: -0-
                    (ii)   Shared power to vote or direct the vote: -1,468,000-
                    (iii)  Sole power to dispose or direct the disposition: -0-
                    (iv)   Shared power to dispose or direct the disposition:
                           -1,468,000-

                    CRT Capital Group beneficially owned 1,361,948 shares of Common Stock, 749,589 Warrants, and 500 Units.

                    Harbor Drive Management beneficially owned 600,000 shares of Common Stock and 868,000 Warrants.

                    CRT Capital Holdings owns directly no Shares. Pursuant to an investment agreement, Harbor Drive Management has the investment and voting power with respect to the securities held by Harbor Drive Master Fund. CRT Capital Holdings owns all the equity interests in and is the sole managing member of Harbor Drive Management and CRT Capital Group. J. Christopher Young and C. Michael Vaughn are the two managing members and share control of CRT Capital Holdings and through it each of CRT Capital Group, Harbor Drive Management, and Harbor Drive Master Fund. The Reporting Persons disclaim any beneficial ownership of any of the Issuer's securities to which this report relates for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, except to the extent of its indirect pecuniary interest therein, and this report shall not be deemed an admission that any Reporting Person is the beneficial owner of such securities for purposes of Section 16 or for any other purposes.

Item 5              Ownership of Five Percent or Less of a Class:
                    --------------------------------------------

                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6              Ownership of More than Five Percent on Behalf of Another
                    --------------------------------------------------------
                    Person:
                    ------

                    Not Applicable

Item 7              Identification and Classification of the
                    ----------------------------------------
                    Subsidiary Which Acquired the Security Being
                    --------------------------------------------
                    Reported on By the Parent Holding Company:
                    -----------------------------------------

                    See Exhibit 99.2

Item 8              Identification and Classification of Members
                    ---------------------------------------------
                    of the Group:
                    ------------

                    See Exhibit 99.3

Item 9              Notice of Dissolution of Group:
                    ------------------------------

                    Not Applicable

Item 10             Certification:
                    -------------

     By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 31, 2007

CRT CAPITAL HOLDINGS LLC


By: /s/ C. Michael Vaughn
    -----------------------------------------
Name:   C. Michael Vaughn
Title:  Managing Member


CRT CAPITAL GROUP LLC


By: /s/ C. Michael Vaughn
    -----------------------------------------
Name:   C. Michael Vaughn
Title:  Managing Member


HARBOR DRIVE ASSET MANAGEMENT LLC


By: /s/ C. Michael Vaughn
    -----------------------------------------
Name:   C. Michael Vaughn
Title:  Managing Member